UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Revision of Forecasts of Consolidated Earnings for the Six Months Ended September 30, 2007,

and for the Fiscal Year Ending March 31, 2008

(under Japanese GAAP)

Tokyo, October 31, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces the revision of its forecast of consolidated earnings for the six months ended September 30, 2007, and for the fiscal year ending March 31, 2008. These revisions were mainly due to, among other things, a revision of forecast of a consolidated subsidiary and a decrease in gross profits.

The forecast of annual dividends per share of common stock for the fiscal year ending March 31, 2008 has not been revised.

Forecasted consolidated earnings for the six months ended September 30, 2007 under Japanese GAAP

(in billions of Japanese yen, except percentages)

	As previously announced*	As revised	Decrease
Ordinary income	3,300.0	3,200.0	(100.0)	(3.0%)
Ordinary profit	700.0	490.0	(210.0)	(30.0%)
Net income	350.0	245.0	(105.0)	(30.0%)

*	Announced on May 23, 2007

Forecasted consolidated earnings for the fiscal year ending March 31, 2008 under Japanese GAAP

(in billions of Japanese yen, except percentages)

	As previously announced*	As revised	Decrease
Ordinary income	6,700.0	6,500.0	(200.0)	(2.9%)
Ordinary profit	1,500.0	1,150.0	(350.0)	(23.3%)
Net income	800.0	600.0	(200.0)	(25.0%)

*	Announced on May 23, 2007

* * *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-2911

This press release contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from the actual result. For the main matters that may be currently forecast, please see Consolidated Summary Report, the Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

Reference

Revision of forecasts of earnings for the six months ended September 30, 2007,

and for the fiscal year ending March 31, 2008 under Japanese GAAP

(in billions of Japanese yen)

		[Reference]
	MUFG (Consolidated)	Bank of Tokyo-Mitsubishi UFJ (Non-Consolidated)	Mitsubishi UFJ Trust and Banking (Non-Consolidated)

Revised earnings forecast for the six months ended September 30, 2007 under Japanese GAAP
[Reference] Net business profits*1:	Sum of the two banks
As revised	500	385	115
As previously announced*2	565	455	110

Ordinary profit:
As revised	490	270	95
As previously announced*2	700	395	95
Net income:
As revised	245	185	60
As previously announced*2	350	235	60

Revised earnings forecast for the fiscal year ending March 31, 2008 under Japanese GAAP
[Reference] Net business profits*1:	Sum of the two banks
As revised	1,045	825	220
As previously announced*2	1,265	1,025	240

Ordinary profit:
As revised	1,150	675	200
As previously announced*2	1,500	885	210
Net income:
As revised	600	440	120
As previously announced*2	800	530	125

*[1]	Net business profits represent the amount before credit costs for trust accounts and provision for general allowance for credit losses.
*[2]	Announced on May 23, 2007

[Factors affecting earnings forecast]

•

MUFG forecasts a decrease in net business profits (sum of the two banks) compared to the amounts previously announced, primarily due to a decrease in trading income caused by a change in interest-rate trends, and a narrowing of the loan spread in lending to domestic corporate customers.

•

MUFG forecasts a decrease in consolidated ordinary profit and net income compared to the amounts previously announced, mainly due to a decrease in net business profits as mentioned above, and a downward revision of earnings forecast of Mitsubishi UFJ NICOS Co., Ltd., a consolidated subsidiary, caused mainly by the recording of reconstruction allowance due to the implementation of structural reforms.

•

Regarding investments in sub-prime loan related financial products, the investments had a negative impact of approximately ¥5.0 billion to our ordinary profit for the six months ended September 30, 2007 due to impairment losses.

•

As of the end of September 2007, the amount of the total investment securities on a MUFG Group basis was about ¥43 trillion, of which investments in sub-prime loan related securitized financial products was about ¥260 billion. Nearly all of the sub-prime loan related securitized financial products were asset-backed securities backed by non-securitized assets*1 and around 96% were rated at the highest rating of Triple A.

These investments are expected to have a negative impact of approximately ¥5.0 billion on our ordinary profit under Japanese GAAP for the six months ended September 30, 2007, mainly due to impairment losses.

In addition, according to our valuation, the appraisal loss on these investments as of the end of September 2007 was approximately ¥20 billion. The total appraisal gains/losses on our investment securities as of the end of September 2007 was an appraisal gain of approximately ¥2.9 trillion.

•	MUFG Group, including Union Bank of California, its consolidated subsidiary in the United States which provides residential mortgage loans, does not engage in sub-prime real estate lending.

In addition, MUFG Group is not involved in arranging securitization of such loans, nor is it involved in providing warehousing loans*2 collateralized with sub-prime loan related assets.

In addition, the assets held by ABCP programs which MUFG Group sponsors do not include sub-prime loan related assets, and there are no cases where MUFG Group organizes a SIV (Structured Investment Vehicle) and provides liquidity assistance to such a SIV by itself.

•	For your reference, Mitsubishi UFJ Securities Co., Ltd., a consolidated subsidiary of ours does not have any investments in sub-prime loan related financial products.

*1	In general, asset-backed securities backed by non-securitized assets such as loans are not complex in terms of risks compared to the asset-backed securities backed by securitized assets.

*2	Loans provided to investment banks creating securitization products that are provided until such products are sold.

	End of September 2007	End of July 2007
Balance of sub-prime loan related investments	Approximately 260.0 billion yen	Approximately 280.0 billion yen
Appraisal losses on sub-prime loan related investments	Approximately 20.0 billion yen	Approximately 5.0 billion yen
Credit ratings of sub-prime loan related investments	Approximately 96% is rated triple A	Approximately 97% is rated triple A